NEWS RELEASE

August 4, 2005

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA COMMENTS ON PRESS REPORT CONCERNING SALAVE PROJECT

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") would like to comment on a recent report in the Spanish press. According to this report, a spokesperson for the Asturian government was quoted as saying that the government has declined the Company’s Change in Land Use application. The Change in Land Use application is a critical step in obtaining all other necessary permits for project construction.

The Company has received no notification of any decision by the Asturian government. When the Company receives formal notification of the Government’s position, Rio Narcea will evaluate all of its options and consider its legal position under applicable Spanish law, including the legal right to compensation established, among other applicable laws, in the Spanish Constitution.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470                                                                                    E-Mail: info@rngm.com

Fax: (416) 956 7471                                                                          Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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